

Mail Stop 4628

September 19, 2017

Via E-mail
Lawrence S. Massaro
Chief Financial Officer
Newfield Exploration Company
4 Waterway Square Place, Suite 100
The Woodlands, Texas 77380

> **Re:** **Newfield Exploration Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2017**
> **Filed February 21, 2017**
> **Form 8-K filed August 2, 2017**
> **File No. 1-12534**

Dear Mr. Massaro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Items 1 and 2. Business and Properties, page 3

Acreage Data, page 12

1. We note your disclosure of the net acres expiring in 2017, 2018 and 2019 represent 31%, 21% and 13% of the total net undeveloped acreage as of December 31, 2016. Tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, expand your disclosure to identify the number of locations, the related net reserve quantities, and clarify your plans and the related expenditures necessary to extend the expiration date of such leases.

Form 8-K dated August 2, 2017

Exhibit 99.1

2.   We note that you present net income adjusted for the effect of unrealized derivative gains on a per share basis. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources